Exhibit 99.2

Financial Report for the Three and Six Months Ended June 30, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three and six-month periods ended June 30, 2018 and June 30, 2019. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 5, 2019. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also the discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•       general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•       fluctuations in spot and multi-year charter hire rates and vessel values;

•       increased exposure to the spot market and fluctuations in spot charter rates;

•        our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters,  including the risk that certain of our vessels may no longer have the latest technology which may impact the rate at which we can charter such vessels;

•        changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•        number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•        planned capital expenditures and availability of capital resources to fund capital expenditures;

•        our ability to maintain long-term relationships and enter into time charters with new and existing customers;

•       fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•       changes in the ownership of our charterers;

•       our customers’ performance of their obligations under our time charters and other contracts;

•       our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•       our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•       future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•       the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•       fluctuations in currencies and interest rates;

•       the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•       risks inherent in ship operation, including the discharge of pollutants;

•       our ability to retain key employees and the availability of skilled labour, ship crews and management;

•       potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•       potential liability from future litigation;

•       any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

•       other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 5, 2019 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Overview

We are an international owner, operator and manager of LNG carriers. Our wholly owned fleet as of August 1, 2019, consists of 19 LNG carriers, including twelve ships in operation and seven LNG carriers on order at Samsung Heavy Industries Co., Ltd. (“Samsung”). GasLog is also the general and controlling partner in GasLog Partners LP (“GasLog Partners” or the “Partnership”), a publicly traded master limited partnership, which owns 15 LNG carriers. In addition, GasLog has leased back under a bareboat charter one vessel sold to Lepta Shipping Co., Ltd. (“Lepta Shipping”), a subsidiary of Mitsui Co., Ltd. (“Mitsui”) in February 2016, for a period of up to 20 years. GasLog has the option to repurchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. We currently manage and operate 28 LNG carriers including our twelve wholly owned ships in operation, 14 of the 15 ships contributed or sold to the Partnership (the other one is managed by a subsidiary of Royal Dutch Shell plc (“Shell”)), the bareboat vessel and one LNG carrier owned by an entity in which we have a 25% interest. We are also supervising the construction of our newbuildings.

We have a 25% interest in a vessel, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of Shell.

We generate revenues by chartering our ships to customers on multi-year time charters and spot/short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting through our wholly owned subsidiary GasLog LNG Services Ltd.

Recent Developments

Cool Pool Exit

In 2015, GasLog entered into a pool agreement (the “Pool Agreement”) with Dynagas Ltd. (“Dynagas”) and Golar LNG Ltd. (“Golar”) establishing an LNG carrier pooling arrangement (the “Cool Pool”) to market our and their vessels which were operating in the LNG shipping spot market at the time of entering into the Pool Agreement. In June and July 2018, Dynagas removed its three vessels from the Cool Pool and renounced its 33% ownership in the Cool Pool.

On June 6, 2019, GasLog entered into a termination agreement with the Cool Pool and Golar, whereby GasLog assumed commercial control of its six vessels operating in the LNG carrier spot market through the Cool Pool. As of June 30, 2019, four of the GasLog vessels had exited the Cool Pool while the remaining two vessels were withdrawn in July 2019.

Financing and Delivery of the GasLog Warsaw

On June 25, 2019, GasLog entered into a loan agreement with ABN AMRO BANK N.V. and Oversea-Chinese Banking Corporation Limited for the financing of the GasLog Warsaw, a 180,000 cubic meter (“cbm”) Mark III Flex Plus carrier with low pressure dual fuel two-stroke (“X-DF”) propulsion constructed by Samsung. The agreement provides for a single tranche of $129.5 million that was drawn on July 25, 2019 and is repayable in 28 equal quarterly installments of $1.6 million each and a final balloon payment of $84.2 million payable concurrently with the last quarterly installment in June 2026. The loan bears interest at the London Interbank Offered Rate (“LIBOR”) plus a margin.

On July 31, 2019, GasLog took delivery of the GasLog Warsaw. Upon delivery, the vessel immediately commenced a time charter with Cheniere Energy Inc. (“Cheniere”) until May 2021, when the vessel is contracted to commence an eight-year time charter with a wholly owned subsidiary of Endesa, S.A. (“Endesa”).

Bond Issuance

On May 16, 2019, GasLog closed a follow-on issue of $75.0 million aggregate principal amount of the 8.875% senior unsecured notes due in 2022 (the “8.875% Senior Notes”) priced at 102.5% of par with a yield to maturity of 7.89%. The gross proceeds from this offering were $76.9 million, including a $1.9 million premium, while the net proceeds after deducting the underwriting discount and offering expenses were $75.4 million. GasLog plans to use these proceeds to partially fund its committed newbuild program and for general corporate purposes, including working capital.

Amendment of the Partnership Agreement

On June 24, 2019, the Partnership Agreement was amended, effective June 30, 2019,  to eliminate the incentive distribution rights (“IDRs”) in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. The Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the allocation of GasLog’s profit to non-controlling interests is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, under which 98.0% of the available cash is distributed to the common unitholders and 2.0% is distributed to the general partner.

New Charter Agreements

As announced on June 14, 2019, GasLog Partners entered into a three-and-a-half-year time charter agreement with Clearlake Shipping Pte Ltd,

a subsidiary of Gunvor Group Ltd. (“Gunvor”) for the GasLog Shanghai. The charter commenced on June 24, 2019 and has a variable rate of hire within an agreed range during the charter period. In addition, GasLog has entered into a time charter agreement for a period of up to nine months with Gunvor for the GasLog Salem. The charter commenced on June 27, 2019 and also has a variable rate of hire within an agreed range during the charter period.

Completion of the Sale of the GasLog Glasgow

On April 1, 2019, GasLog completed the sale of 100% of the ownership interest in GAS-twelve Ltd., the entity that owns the GasLog Glasgow, to GasLog Partners for an aggregate purchase price of $214.0 million, which includes $1.0 million for positive net working capital.

Share/Unit Repurchase Programme

On November 28, 2018, the Company announced that its board of directors had approved a share repurchase programme of up to $50.0 million of the Company’s common shares, covering the period from January 1, 2019 to December 31, 2021. Under the terms of the repurchase programme, the Company may repurchase common shares from time to time, at the Company’s discretion, on the open market or in privately negotiated transactions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. The Company is not obligated under the repurchase programme to repurchase any specific dollar amount or number of common shares, and the repurchase programme may be modified, suspended or discontinued at any time or never utilized. Since the authorization of the share repurchase programme and through August 1, 2019, 212,111 shares have been acquired at a total cost of $3.8 million, of which 131,776 are included in treasury shares and all of which were acquired in the first quarter of 2019. The average cost of the repurchase was $17.69 per share inclusive of all fees and commissions.

On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period from January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, the Partnership may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. In the three months ended June 30, 2019, Gaslog Partners repurchased and cancelled 476,351 of the Partnership’s common units, at a weighted average price of $20.81 per common unit for a total amount of $9.9 million, including commissions. Since the authorization of the unit repurchase programme and through August 1, 2019, 564,841 units have been repurchased and cancelled at a total cost of $11.8 million. The average cost of the repurchase was $20.90 per unit inclusive of all fees and commissions.

Dividend Declaration

On May 10, 2019, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on July 1, 2019 to holders of record as of June 28, 2019. GasLog paid the declared dividend to the transfer agent on June 28, 2019.

On July 31, 2019, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $12.1 million in the aggregate, payable on August 22, 2019, to shareholders of record as of August 12, 2019.

Fleet Update

Owned Fleet

As of August 1, 2019, our wholly owned fleet consisted of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion(1)	Expiration(2)	Period(3)
1	Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020	—
2	GasLog Savannah	2010	155,000	Spot Market(4)	TFDE	—	—
3	GasLog Singapore	2010	155,000	Spot Market(4)	TFDE	—	—
4	GasLog Chelsea	2010	153,600	Spot Market(4)	TFDE	—	—
5	GasLog Skagen	2013	155,000	Spot Market(4)	TFDE	—	—
6	GasLog Saratoga	2014	155,000	Shell	TFDE	August 2019	—
7	GasLog Salem	2015	155,000	Gunvor	TFDE	March 2020	—
8	GasLog Houston	2018	174,000	Shell	X-DF	May 2028	2031-2034
9	GasLog Hong Kong	2018	174,000	Total(6)	X-DF	December 2025	2028
10	GasLog Genoa	2018	174,000	Shell	X-DF	March 2027	2030-2033
11	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035
12	GasLog Warsaw	2019	180,000	Cheniere	X-DF	May 2021	—
				Endesa		May 2029	2035-2041

As of August 1, 2019, the Partnership’s fleet consisted of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion(1)	Expiration(2)	Period(3)
1	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	—
2	Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	—

3	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	—
	Methane Jane Elizabeth/ Methane Alison Victoria	2006/ 2007	145,000	Trafigura(7)	Steam	November/December 2020	2021–2024
4	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	—
5	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	—
6	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029
7	GasLog Shanghai	2013	155,000	Gunvor	TFDE	November 2022	—
8	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021	2022-2028
9	GasLog Sydney	2013	155,000	Cheniere	TFDE	June 2020	2020-2021
10	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
11	Solaris	2014	155,000	Shell	TFDE	June 2021	—
12	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031
13	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031
14	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031
15	GasLog Glasgow(5)	2016	174,000	Shell	TFDE	June 2026	2031

Bareboat Vessel

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion(1)	Expiration(2)	Period(3)
1	Methane Julia Louise (8)	2010	170,000	Shell	TFDE	March 2026	2029-2031

(1)      “Steam” refers to modern steam turbine propulsion and “TFDE” refers to fuel efficient tri-fuel diesel electric propulsion.

(2)      Indicates the expiration of the initial term.

(3)      The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Santiago may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Sydney may extend the term of this time charter for a period ranging from six to twelve months, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Becki Anne and the Methane Julia Louise has unilateral options to extend the term of the related time charters for a period of either three or five years at their election, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer’s option. The charterer of the GasLog Geneva and the GasLog Gibraltar has the right to extend the charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Houston, the GasLog Genoa and the GasLog Gladstone has the right to extend the charters by two additional periods of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Hong Kong has the right to extend the charter for a period of three years, provided that the charterer provides us with advance notice of declaration. Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that the charterer provides us with advance notice of declaration.

(4)      Vessels currently operating in the spot market since exiting the Cool Pool.

(5)      On March 13, 2019, GasLog entered into an agreement with GasLog Partners to sell 100% of the shares in the entity that owns and charters the GasLog Glasgow. The sale closed on April 1, 2019.

(6)   “Total” refers to Total Gas & Power Chartering Limited, a wholly owned subsidiary of Total S.A.

(7)  On March 22, 2018, a new charter party agreement was signed with Trafigura Maritime Logistics PTE Ltd. (“Trafigura”) for either the Methane Jane Elizabeth or the Methane Alison Victoria (as nominated by the Partnership) commencing in either November or December 2019, at the Partnership’s option, until November or December 2020, with the charterer having the option to extend the charter from one to four years.

(8)  On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its book value at the time of the sale. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year-charter with Methane Services Limited, a subsidiary of Shell.

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, as amended, GasLog Partners has the option to purchase from us the GasLog Houston and the GasLog Gladstone, each within 30 days following receipt of notice from GasLog that the vessel has commenced its multi-year charter (being at least five years in length). GasLog Partners’ option to purchase is at fair market value as determined pursuant to the omnibus agreement.

GasLog Partners also has a right of first offer from us to purchase any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that we own or acquire (the “Five-Year Vessels”) either at their acquisition cost plus certain break up costs (in the case of a newly acquired Five-Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five-Year Vessel). In addition, the GasLog Warsaw (delivered on July 31, 2019) and our seven newbuildings (Hull Nos. 2213, 2274, 2262, 2300, 2301, 2311 and 2312) will each qualify as a Five-Year Vessel upon commencement of their charters and we will be required to offer to GasLog Partners an opportunity to purchase each vessel at fair market value within 30 days of the commencement of her charter. Generally, GasLog Partners must exercise this right of first offer within 30 days following the notice from us that the vessel has been acquired or has become a Five-Year Vessel.

Charter Expirations

The GasLog Saratoga, the Methane Jane Elizabeth, the Methane Alison Victoria, the GasLog Salem, the Methane Rita Andrea, the GasLog Sydney, the Methane Shirley Elisabeth, the Methane Lydon Volney and the Methane Heather Sally are due to come off charter in August 2019, October 2019, December 2019, March 2020, April 2020, June 2020, June 2020, October 2020 and December 2020, respectively, each plus or minus 30 days. GasLog Partners has already secured a one-year charter for either the Methane Jane Elizabeth or Methane Alison Victoria (as nominated by the Partnership), commencing in either November or December 2019 at the Partnership’s option. The charter rate for this one-year charter is lower than the current charter rates of either the Methane Jane Elizabeth or the Methane Alison Victoria. In addition, GasLog and GasLog Partners continue to pursue opportunities for new multi-year charters with third parties and, on an interim basis, may consider trading the vessels in the spot market, pursuing the most advantageous redeployment depending on evolving market conditions.

Results of Operations

Three-month period ended June 30, 2018 compared to the three-month period ended June 30, 2019

	For the three months ended
	June 30, 2018	June 30, 2019
Amounts in thousands of U.S. Dollars
Revenues	132,824	154,251
Net pool allocation	6,958	2,658
Voyage expenses and commissions	(4,634)	(5,867)
Vessel operating and supervision costs	(32,703)	(33,358)
Depreciation	(38,813)	(41,350)
General and administrative expenses	(10,352)	(11,172)
Profit from operations	53,280	65,162
Financial costs	(42,000)	(46,897)
Financial income	1,294	1,709
Gain/(loss) on derivatives	1,167	(30,799)
Share of profit of associates	471	313
Total other expenses, net	(39,068)	(75,674)
Profit/(loss) for the period	14,212	(10,512)
Non-controlling interests	(17,832)	(15,486)
Loss attributable to owners of the Group	(3,620)	(25,998)

During the three-month period ended June 30, 2018 we had an average of 25.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,249 operating days and an average of 26.0 ships operating under our technical management (including our 25.0 owned and bareboat ships). During the three-month period ended June 30, 2019, we had an average of 27.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,409 operating days, and an average of 27.0 ships operating under our technical management (including 26.0 of our owned and bareboat ships).

Revenues:

Revenues increased by 16.2%, or $21.5 million, from $132.8 million during the three-month period ended June 30, 2018 to $154.3 million during the three-month period ended June 30, 2019. The increase in revenues is mainly attributable to an increase in revenues of $13.1 million due to the operation of the GasLog Houston during the full quarter ended June 30, 2019 and the delivery of the GasLog Gladstone on March 15, 2019. These deliveries resulted in an increase in operating days. There was also an increase of $7.7 million in revenues from our vessels operating in the spot market mainly due to their increased number, their increased utilization and the increase in the day rates achieved by the GasLog vessels compared to the same period in 2018 and an increase of $4.0 million due to decreased off-hire days from scheduled dry-dockings. These increases were partially offset by a decrease of $5.0 million due to the expiration of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney. Following the expiration of their initial charters, the GasLog Shanghai traded in the spot market through the Cool Pool and was rechartered to Gunvor in June 2019, the GasLog Santiago began a new multi-year charter with Trafigura and the GasLog Sydney began a new 18-month charter with Cheniere. The average daily hire rate increased from $58,968 for the three-month period ended June 30, 2018 to $63,955 for the quarter ended June 30, 2019.

Net Pool Allocation:

GasLog recognized gross revenues and gross voyage expenses and commissions of $12.8 million and $3.4 million, respectively, from the operation of its vessels in the Cool Pool during the quarter ended June 30, 2019 (June 30, 2018: $5.0 million and $2.2 million, respectively). Net pool allocation decreased by $4.3 million, from $7.0 million during the three-month period ended June 30, 2018 to $2.7 million during the three-month period ended June 30, 2019. The variance was attributable to the movement in the adjustment of the net pool results generated by the GasLog vessels in accordance with the pool distribution formula for the total fleet of the pool. The increase in GasLog’s total net pool performance was driven by the increase in the number of the GasLog vessels operating in the Cool Pool. In June 2019, four GasLog vessels exited the Cool Pool, with the remaining two vessels being withdrawn in July 2019. GasLog’s total net pool performance is presented below:

	For the three months ended

	June 30, 2018	June 30, 2019
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	5,047	12,776
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(2,165)	(3,355)
GasLog’s adjustment for net pool allocation (included in Net pool allocation)	6,958	2,658
GasLog’s total net pool performance	9,840	12,079

Voyage Expenses and Commissions:

Voyage expenses and commissions increased by 28.3%, or $1.3 million, from $4.6 million during the three-month period ended June 30, 2018 to $5.9 million during the three-month period ended June 30, 2019. The increase is primarily attributable to the increase in bunkers consumption of the vessels operating in the spot market.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 2.1%, or $0.7 million, from $32.7 million during the three-month period ended June 30, 2018 to $33.4 million during the three-month period ended June 30, 2019. The increase in vessel operating and supervision costs is mainly attributable to an increase in the average number of vessels in the three months ended June 30, 2019, partially offset by the favorable movement of the EUR/USD exchange rate. Daily operating costs per vessel decreased from $14,375 per day for the three-month period ended June 30, 2018 to $14,099 per day for the three-month period ended June 30, 2019.

Depreciation:

Depreciation increased by 6.7%, or $2.6 million, from $38.8 million during the three-month period ended June 30, 2018 to $41.4 million during the three-month period ended June 30, 2019. The increase in depreciation resulted mainly from an increase of $1.6 million from the delivery of the GasLog Gladstone on March 15, 2019 and an increase of $0.6 million from the depreciation of the right-of-use assets.

General and Administrative Expenses:

General and administrative expenses increased by 7.7%, or $0.8 million, from $10.4 million during the three-month period ended June 30, 2018 to $11.2 million during the three-month period ended June 30, 2019. The increase is mainly attributable to an increase of $0.4 million in employee costs and an increase of $0.4 million in legal and professional expenses.

Financial Costs:

Financial costs increased by 11.7%, or $4.9 million, from $42.0 million during the three-month period ended June 30, 2018 to $46.9 million during the three-month period ended June 30, 2019. The increase is mainly attributable to an increase of $5.1 million in interest expense on loans, bonds and cash flow hedges. During the quarter ended June 30, 2018, we had an average of $2,986.6 million of outstanding indebtedness having an aggregate weighted average interest rate of 4.7%, while during the quarter ended June 30, 2019, we had an average of $3,079.3 million of outstanding indebtedness, with a weighted average interest rate of 5.2%, due primarily to an increase in LIBOR rates. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on senior unsecured notes and cross-currency swaps.

Gain/(loss) on Derivatives:

Gain/(loss) on derivatives decreased by $32.0 million, from a gain of $1.2 million during the three-month period ended June 30, 2018 to a $30.8 million loss during the three-month period ended June 30, 2019. The decrease is mainly attributable to a decrease of $30.9 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, which reflected a gain of $0.1 million for the quarter ended June 30, 2018, as compared to a loss of $30.8 million for the quarter ended June 30, 2019, and a decrease of $1.6 million in realized gain on forward foreign exchange contracts held for trading, partially offset by a decrease of $0.3 million in the ineffective portion of cash flow hedges and an increase of $0.2 million in realized gain from interest rate swaps held for trading.

Profit/(loss) for the Period:

Profit for the period decreased by $24.7 million, from a profit of $14.2 million for the three-month period ended June 30, 2018 to a loss of $10.5 million for the three-month period ended June 30, 2019, as a result of the aforementioned factors.

Profit/(loss) Attributable to Owners of the Group:

Loss attributable to owners of the Group increased by $22.4 million, from a $3.6 million loss for the three-month period ended June 30, 2018 to a $26.0 million loss for the three-month period ended June 30, 2019. The increase in loss attributable to the owners of GasLog resulted mainly from the decrease in profit mentioned above, partially offset by the decrease in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) following the decrease in the Partnership’s profit.

Six-month period ended June 30, 2018 compared to the six-month period ended June 30, 2019

	For the six months ended
	June 30, 2018	June 30, 2019
Amounts in thousands of U.S. Dollars
Revenues	271,302	320,798
Net pool allocation	15,611	(4,080)
Voyage expenses and commissions	(9,915)	(12,784)
Vessel operating and supervision costs	(67,016)	(66,328)
Depreciation	(74,342)	(80,949)
General and administrative expenses	(22,365)	(21,549)
Profit from operations	113,275	135,108
Financial costs	(78,597)	(92,404)
Financial income	2,310	3,168
Gain/(loss) on derivatives	18,938	(51,043)
Share of profit of associates	827	558
Total other expenses, net	(56,522)	(139,721)
Profit/(loss) for the period	56,753	(4,613)
Non-controlling interests	(41,069)	(32,332)
Profit/(loss) attributable to owners of the Group	15,684	(36,945)

During the six-month period ended June 30, 2018, we had an average of 25.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 4,411 operating days and an average of 25.0 ships operating under our technical management (including an average of 24.0 of our owned and bareboat ships). During the six-month period ended June 30, 2019, we had an average of 26.6 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 4,759 operating days, and an average of 26.6 ships operating under our technical management (including an average of 25.6 of our owned and bareboat ships).

Revenues:

Revenues increased by 18.2%, or $49.5 million, from $271.3 million during the six-month period ended June 30, 2018 to $320.8 million during the six-month period ended June 30, 2019. The increase in revenues is mainly attributable to an increase in revenues of $31.8 million due to the operation for the full six-month period of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa (which were delivered on January 8, 2018, March 20, 2018 and March 29, 2018, respectively) and the delivery of the GasLog Gladstone on March 15, 2019. These deliveries resulted in an increase in operating days. There was also an increase of $26.5 million in revenues from our vessels operating in the spot market mainly due to their increased number, their increased utilization and the increase in the day rates achieved by the GasLog vessels compared to the same period in 2018, as well as an increase of $4.0 million due to decreased off-hire days from scheduled dry-dockings. These increases were partially offset by a decrease of $14.1 million in revenues due to the expiration of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney in the first six months of 2018. Following the expiration of their initial charters, the GasLog Shanghai traded in the spot market through the Cool Pool and was rechartered to Gunvor in June 2019, the GasLog Santiago began a new multi-year charter with Trafigura and the GasLog Sydney began a new 18-month charter with Cheniere. The average daily hire rate increased from $61,419 for the six-month period ended June 30, 2018 to $67,329 for the six-month period ended June 30, 2019.

Net Pool Allocation:

GasLog recognized gross revenues and gross voyage expenses and commissions of $44.9 million and $8.0 million, respectively, from the operation of its vessels in the Cool Pool during the six-month period ended June 30, 2019 (June 30, 2018: $18.5 million and $5.7 million, respectively). Net pool allocation decreased by $19.7 million, from a positive $15.6 million during the six-month period ended June 30, 2018 to negative $4.1 million during the six-month period ended June 30, 2019. The variance was attributable to the movement in the adjustment of the net pool results generated by the GasLog vessels in accordance with the pool distribution formula for the total fleet of the Cool Pool. The increase in GasLog’s total net pool performance was driven by the increase in the number of the GasLog vessels operating in the Cool Pool. In June 2019, four GasLog vessels exited the Cool Pool, with the remaining two vessels being withdrawn in July 2019. GasLog’s total net pool performance is presented below:

	For the six months ended
	June 30, 2018	June 30, 2019
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	18,452	44,918
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(5,703)	(8,032)
GasLog’s adjustment for net pool allocation (included in Net pool allocation)	15,611	(4,080)
GasLog’s total net pool performance	28,360	32,806

Voyage Expenses and Commissions:

Voyage expenses and commissions increased by 29.3%, or $2.9 million, from $9.9 million during the six-month period ended June 30, 2018 to $12.8 million during the six-month period ended June 30, 2019. The increase is primarily attributable to the increase in bunkers’ consumption of the vessels operating in the spot market.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs decreased by 1.0%, or $0.7 million, from $67.0 million during the six-month period ended June 30, 2018 to $66.3 million during the six-month period ended June 30, 2019. The decrease in vessel operating and supervision costs is mainly attributable to a decrease of $0.9 million in employee costs, mainly due to the favorable movement of the EUR/USD exchange rate, which decreased by an average of 7% in the first six months of 2019 as compared to the same period in 2018. As a result, daily operating costs per vessel decreased from $15,395 per day for the six-month period ended June 30, 2018 to $14,319 per day for the six-month period ended June 30, 2019.

Depreciation:

Depreciation increased by 8.9%, or $6.6 million, from $74.3 million during the six-month period ended June 30, 2018 to $80.9 million during the six-month period ended June 30, 2019. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the six months ended June 30, 2019, compared to the same period in 2018.

General and Administrative Expenses:

General and administrative expenses decreased by 4.0%, or $0.9 million, from $22.4 million during the six-month period ended June 30, 2018 to $21.5 million during the six-month period ended June 30, 2019. The decrease is mainly attributable to a decrease of $1.2 million in employee costs due to the favorable movement of the EUR/USD exchange rate.

Financial Costs:

Financial costs increased by 17.6%, or $13.8 million, from $78.6 million during the six-month period ended June 30, 2018 to $92.4 million during the six-month period ended June 30, 2019. The increase is mainly attributable to an increase of $12.5 million in interest expense on loans, bonds and cash flow hedges and an increase of $1.2 million in amortization of deferred loan fees mainly driven by an increase in write-offs of unamortized loan fees pursuant to the refinancing of the GasLog Partners $450.0 million facility. During the six-month period ended June 30, 2018, we had an average of $2,858.1 million of outstanding indebtedness having an aggregate weighted average interest rate of 4.6%, while during the six-month period ended June 30, 2019, we had an average of $2,977.9 million of outstanding indebtedness, with a weighted average interest rate of 5.3%, due primarily to an increase in LIBOR rates. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on senior unsecured notes and cross-currency swaps.

Gain/(loss) on Derivatives:

Gain on derivatives decreased by $69.9 million, from a gain of $18.9 million during the six-month period ended June 30, 2018 to a loss of $51.0 million during the six-month period ended June 30, 2019. The decrease is attributable to a decrease of $69.1 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, which reflected a gain of $17.2 million for the six months ended June 30, 2018, as compared to a loss of $51.9 million for the six months ended June 30, 2019, and a decrease of $4.0 million in realized gain on forward foreign exchange contracts held for trading, partially offset by an increase of $2.6 million in realized gain from interest rate swaps held for trading and a decrease of $0.6 million in the ineffective portion of cash flow hedges.

Profit/(loss) for the Period:

Profit for the period decreased by $61.4 million, from a profit of $56.8 million for the six-month period ended June 30, 2018 to a loss of $4.6 million for the six-month period ended June 30, 2019, as a result of the aforementioned factors.

Profit/(loss) Attributable to Owners of the Group:

Profit attributable to owners of the Group decreased by $52.6 million, from a profit of $15.7 million for the six-month period ended June 30, 2018 to a $36.9 million loss for the six-month period ended June 30, 2019. The increase in loss attributable to the owners of GasLog resulted mainly from the decrease in profit mentioned above, partially offset by the decrease in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) following the decrease in the Partnership’s profit.

Customers

For the six-month period ended June 30, 2019, we received 73.9% of our revenues from Shell, 14.0% of our revenues from various charterers in the spot/short-term market, 12.0% of our revenues from major LNG producers and 0.1% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest. For the six-month period ended June 30, 2018, we received 88.1% of our revenues from Shell, 6.8% of our revenues from various charterers in the spot/short-term market, 5.0% of our revenues from major LNG producers and 0.1% of our revenues from Egypt LNG.

Liquidity and Capital Resources

Our primary liquidity needs are to fund our vessel operating costs and general and administrative expenses, to finance the purchase and construction of our newbuildings and conversions, to purchase secondhand vessels, to service our existing debt and to pay dividends. In monitoring our working capital needs, we project our charter hire income and the vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address revenue shortfalls or budget overruns, if any.

We anticipate that our primary sources of funds will be available cash, cash from operations and borrowings under existing and new debt agreements. We may also seek to raise additional common or other forms of equity, subject in each case to market conditions. We believe that these sources of funds will be sufficient to meet our liquidity needs, although there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

Our funding and treasury activities are intended to meet our operating and financing requirements while balancing investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in USD.

As of June 30, 2019, GasLog had $295.8 million of cash and cash equivalents, of which $186.8 million was held in time deposits and the remaining balance in current accounts. In addition, as of June 30, 2019, GasLog had $44.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

On March 6, 2019, the respective subsidiaries of GasLog Partners drew down $360.0 million under the 2019 Partnership Facility and prepaid in full their aggregate outstanding debt of $354.5 million, which would have been due in November 2019. On April 1, 2019, the Partnership drew down an additional $75.0 million under the 2019 Partnership Facility. In addition, during the six months ended June 30, 2019, the Group drew down

$165.8 million to partially finance the delivery of the GasLog Gladstone and repaid $91.2 million in accordance with the repayment terms under its loan facilities. On May 16, 2019, GasLog closed a follow-on issue of the 8.875% Senior Notes with net proceeds of $75.4 million. GasLog plans to use these proceeds to partially fund its committed newbuild program and for general corporate purposes, including working capital.

As of June 30, 2019, GasLog had an aggregate of $3.1 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $196.6 million was repayable within one year, and $209.6 million of lease liabilities, of which $9.1 million was repayable within one year.

As of June 30, 2019, there was undrawn available capacity of $100.0 million under the revolving credit facility of the credit agreement of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”). In addition, there was unused availability of $7.6 million under the 2019 Partnership Facility.

As of June 30, 2019, the total remaining balance of the contract prices of the eight LNG carriers on order was $1,315.9 million which GasLog expects to be funded with cash balances, cash from operations and borrowings under new debt agreements.

GasLog has hedged 45.3% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liability) as of June 30, 2019.

Our credit facilities are described in Note 13 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed with the SEC on March 5, 2019 and Note 7 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Working Capital Position

As of June 30, 2019, GasLog’s current assets totaled $384.8 million, while current liabilities totaled $306.8 million, resulting in a positive working capital position of $78.0 million.

Taking into account generally expected market conditions, we anticipate that available cash and cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make all other required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Six-month period ended June 30, 2018, compared to the six-month period ended June 30, 2019

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the six months ended
	June 30, 2018	June 30, 2019
Amounts in thousands of U.S. Dollars
Net cash provided by operating activities	126,802	98,773
Net cash used in investing activities	(614,626)	(266,919)
Net cash provided by financing activities	418,164	121,221

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $28.0 million, from $126.8 million during the six-month period ended June 30, 2018 to $98.8 million during the six-month period ended June 30, 2019. The decrease was attributable to a decrease of $36.2 million caused by movements in working capital accounts, due primarily to the receipt of monthly charter hires in July 2019 as a consequence of the last day of June falling on a non-working day, an increase of $18.8 million in cash paid for interest, including the interest paid for leases, and a net decrease of $2.8 million from the remaining movements, partially offset by an increase in total revenues (revenues and net pool allocation) of $29.8 million.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $347.7 million, from $614.6 million in the six-month period ended June 30, 2018 to $266.9 million in the six-month period ended June 30, 2019. The decrease is mainly attributable to a decrease of $337.7 million in net cash used in payments for the construction costs of newbuildings and other fixed assets, a net increase of $7.0 million in cash from short-term investments in the six-month period ended June 30, 2019, compared to the same period of 2018, a decrease of $2.3 million in restricted cash and an increase of $0.8 million in cash from interest income.

Net Cash Provided by Financing Activities

Net cash provided by financing activities decreased by $297.0 million, from $418.2 million in the six-month period ended June 30, 2018 to $121.2 million in the six-month period ended June 30, 2019. The decrease is mainly attributable to an increase of $336.7 million in bank loan repayments, a decrease of $111.5 million in proceeds from the GasLog Partners’ public offering in the first six months of 2018, an increase of $13.6 million in cash used for purchases of treasury shares or common units of GasLog Partners, an increase of $10.9 million in dividend payments, an increase of $1.9 million in payments of loan issuance costs and an increase of $1.2 million in payments for finance lease liabilities, partially offset by an increase of $179.5 million in proceeds from borrowings.

Contracted Charter Revenues and Days from Time Charters

The following table summarizes GasLog’s (including the vessels contributed or sold to GasLog Partners) contracted charter revenues and contract cover after June 30, 2019.

	Contracted Charter Revenues and Days from Time Charters

	After June 30,	For the years ending December 31,
	2019	2020	2021	2022	2023	2024-2032	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)	286.4	513.3	513.6	517.3	487.7	1,612.4	3,930.7
Total contracted days(1)	4,124	7,252	6,973	6,904	6,327	21,271	52,851
Total available days(3)	5,046	10,695	12,232	12,775	12,535	113,220	166,503
Total unfixed days(4)	922	3,443	5,259	5,871	6,208	91,949	113,652
Percentage of total contracted days/total available days	81.7%	67.8%	57.0%	54.0%	50.5%	18.8%	31.7%

____________

(1)      Reflects time charter revenues and contracted days for eight of our currently wholly owned ships, the 15 ships currently owned by the Partnership, the bareboat vessel and the seven newbuildings on order for which we have secured time charters. Does not include charter revenues for four of our vessels operating in the spot market and the Methane Nile Eagle, in which we hold a 25% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component. For time charters that are based on a variable rate of hire within an agreed range during the charter period, the lower end of the range is used for this calculation.

(2)      Does not include charter revenues for the GasLog Warsaw time charter agreement with Cheniere that was signed in July 2019.

(3)      Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking. The available days for the vessels operating in the spot/short-term market are included.

(4)      Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters) and the available days for the vessels operating in the spot/short-term market.

Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after June 30, 2019. The table reflects only our contracted charter revenues for the ships in our owned fleet and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from the four of our vessels that are operating in the spot term market, any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into time charter contracts for the four vessels that are operating in the spot term market and any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 5, 2019. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed on March 5, 2019 and Note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

GASLOG LTD.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2018 and June 30, 2019

(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2018	June 30, 2019
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associates	4	20,713	21,001
Deferred financing costs		4,576	1,520
Other non-current assets		2,543	24,028
Derivative financial instruments	15	8,966	—
Tangible fixed assets	5	4,323,582	4,465,279
Vessels under construction	5	159,275	185,723
Right-of-use assets	6	206,753	210,606
Total non-current assets		4,735,919	4,917,668
Current assets
Trade and other receivables		20,244	19,937
Dividends receivable and other amounts due from related parties	8	33,395	9,789
Derivative financial instruments	15	6,222	452
Inventories		7,753	8,152
Prepayments and other current assets		3,680	6,631
Short-term investments		25,000	44,000
Cash and cash equivalents		342,594	295,791
Total current assets		438,888	384,752
Total assets		5,174,807	5,302,420
Equity and liabilities
Equity
Preference shares	13	46	46
Share capital	13	810	810
Contributed surplus	13	850,576	820,707
Reserves		18,962	14,174
Treasury shares	13	(3,266)	(2,342)
Retained earnings/(Accumulated deficit)		12,614	(24,116)
Equity attributable to owners of the Group		879,742	809,279
Non-controlling interests		1,103,380	1,073,189
Total equity		1,983,122	1,882,468
Current liabilities
Trade accounts payable		11,890	17,488
Ship management creditors		580	782
Amounts due to related parties	8	169	79
Derivative financial instruments	15	2,091	3,783
Other payables and accruals	12	127,450	79,052
Borrowings, current portion	7	520,550	196,604
Lease liability, current portion	6	6,675	9,052
Total current liabilities		669,405	306,840
Non-current liabilities
Derivative financial instruments	15	10,001	46,062
Borrowings, non-current portion	7	2,307,909	2,859,358
Lease liability, non-current portion	6	199,424	200,585
Other non-current liabilities		4,946	7,107
Total non-current liabilities		2,522,280	3,113,112
Total equity and liabilities		5,174,807	5,302,420

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars, except per share data)

		For the three months ended		For the six months ended
	Note	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Revenues	9	132,824	154,251	271,302	320,798
Net pool allocation	9	6,958	2,658	15,611	(4,080)
Voyage expenses and commissions		(4,634)	(5,867)	(9,915)	(12,784)
Vessel operating and supervision costs	11	(32,703)	(33,358)	(67,016)	(66,328)
Depreciation	5,6	(38,813)	(41,350)	(74,342)	(80,949)
General and administrative expenses	10	(10,352)	(11,172)	(22,365)	(21,549)
Profit from operations		53,280	65,162	113,275	135,108
Financial costs	16	(42,000)	(46,897)	(78,597)	(92,404)
Financial income		1,294	1,709	2,310	3,168
Gain/(loss) on derivatives	16	1,167	(30,799)	18,938	(51,043)
Share of profit of associates	4	471	313	827	558
Total other expenses, net		(39,068)	(75,674)	(56,522)	(139,721)
Profit/(loss) for the period		14,212	(10,512)	56,753	(4,613)
Attributable to:
Owners of the Group		(3,620)	(25,998)	15,684	(36,945)
Non-controlling interests	3	17,832	15,486	41,069	32,332
		14,212	(10,512)	56,753	(4,613)

(Loss)/earnings per share – basic and diluted	19	(0.08)	(0.35)	0.13	(0.52)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income or loss

For the three and six months ended June 30, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the six months ended
	Note	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Profit/(loss) for the period		14,212	(10,512)	56,753	(4,613)
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	15	(296)	(1,225)	1,210	(2,464)
Other comprehensive (loss)/income for the period		(296)	(1,225)	1,210	(2,464)
Total comprehensive income/(loss) for the period		13,916	(11,737)	57,963	(7,077)
Attributable to:
Owners of the Group		(3,916)	(27,223)	16,894	(39,409)
Non-controlling interests		17,832	15,486	41,069	32,332
		13,916	(11,737)	57,963	(7,077)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the six months ended June 30, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars)

	Share capital (Note 13)	Preference shares (Note 13)	Contributed surplus (Note 13)	Reserves	Treasury shares (Note 13)	(Accumulated deficit)/retained earnings	Attributable to owners of the Group	Non - controlling interests	Total
Balance as of December 31, 2017	810	46	911,766	18,347	(6,960)	(5,980)	918,029	845,105	1,763,134
Opening adjustment(1)	—	—	—	(436)	—	190	(246)	—	(246)
Balance as of January 1, 2018	810	46	911,766	17,911	(6,960)	(5,790)	917,783	845,105	1,762,888
Net proceeds from GasLog Partners’ public offering	—	—	—	—	—	—	—	111,184	111,184
Dividend paid (common and preference shares)	—	—	(28,452)	—	—	—	(28,452)	(42,771)	(71,223)
Share-based compensation, net of accrued dividend	—	—	—	2,233	—	—	2,233	—	2,233
Settlement of share-based compensation	—	—	—	(2,464)	2,550	—	86	—	86
Treasury shares, net	—	—	—	—	(62)	—	(62)	—	(62)
Profit for the period	—	—	—	—	—	15,684	15,684	41,069	56,753
Other comprehensive income for the period	—	—	—	1,210	—	—	1,210	—	1,210
Total comprehensive income for the period	—	—	—	1,210	—	15,684	16,894	41,069	57,963
Balance as of June 30, 2018	810	46	883,314	18,890	(4,472)	9,894	908,482	954,587	1,863,069

Balance as of December 31, 2018	810	46	850,576	18,962	(3,266)	12,614	879,742	1,103,380	1,983,122
Opening adjustment(2)	—	—	—	—	—	215	215	128	343
Balance as of January 1, 2019	810	46	850,576	18,962	(3,266)	12,829	879,957	1,103,508	1,983,465
Equity offering costs	—	—	(580)	—	—	—	(580)	92	(488)
Dividend paid (common and preference shares) (Notes 3, 13)	—	—	(29,289)	—	—	—	(29,289)	(52,822)	(82,111)
Share-based compensation, net of accrued dividend (Note 18)	—	—	—	2,306	—	—	2,306	—	2,306
Settlement of share-based compensation	—	—	—	(4,630)	4,676	—	46	—	46
Treasury shares, net	—	—	—	—	(3,752)	—	(3,752)	(9,921)	(13,673)
(Loss)/profit for the period	—	—	—	—	—	(36,945)	(36,945)	32,332	(4,613)
Other comprehensive loss for the period	—	—	—	(2,464)	—	—	(2,464)	—	(2,464)
Total comprehensive (loss)/income for the period	—	—	—	(2,464)	—	(36,945)	(39,409)	32,332	(7,077)

Balance as of June 30, 2019	810	46	820,707	14,174	(2,342)	(24,116)	809,279	1,073,189	1,882,468

(1)  Adjusted so as to reflect certain amendments introduced due to the adoption of International Financial Reporting Standard (“IFRS”) 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, which became effective on January 1, 2018.

(2)  Restated so as to reflect an adjustment introduced due to the adoption of IFRS 16 Leases on January 1, 2019 (Note 2(a)).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars)

		For the six months ended

	Note	June 30, 2018	June 30, 2019
Cash flows from operating activities:
Profit/(loss) for the period		56,753	(4,613)
Adjustments for:
Depreciation		74,342	80,949
Share of profit of associates		(827)	(558)
Financial income		(2,310)	(3,168)
Financial costs		78,597	92,404
Unrealized foreign exchange losses/(gains) on cash and cash equivalents		63	(122)
Unrealized (gain)/loss on derivative financial instruments held for trading including ineffective portion of cash flow hedges	16	(16,705)	51,882
Share-based compensation	18	2,515	2,587
		192,428	219,361
Movements in working capital		(1,712)	(37,897)
Cash provided by operations		190,716	181,464
Interest paid		(63,914)	(82,691)
Net cash provided by operating activities		126,802	98,773
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	17	(588,899)	(256,888)
Return of capital expenditures	5	—	5,629
Other investments		—	(158)
Payments for right-of-use assets		(30)	—
Dividends received from associate		500	538
Purchase of short-term investments		(36,000)	(54,000)
Maturity of short-term investments		10,000	35,000
Restricted cash		(2,321)	—
Financial income received		2,124	2,960
Net cash used in investing activities		(614,626)	(266,919)
Cash flows from financing activities:
Proceeds from bank loans and bonds	17	498,225	677,680
Bank loan repayments	17	(108,958)	(445,604)
Payment of loan issuance costs	17	(7,295)	(9,175)
Proceeds from GasLog Partners’ public common unit offerings (net of underwriting discounts and commissions)		24	—
Proceeds from GasLog Partners’ preference unit offering (net of underwriting discounts and commissions)		111,544	—
Payment of equity raising costs		(660)	(894)
Dividends paid		(71,223)	(82,111)
Purchase of treasury shares		(62)	(13,673)
Proceeds from stock options’ exercise		157	—
Payments for right-of-use assets		—	(232)
Payments for lease liability		(3,588)	(4,770)
Net cash provided by financing activities		418,164	121,221
Effects of exchange rate changes on cash and cash equivalents		(63)	122
Decrease in cash and cash equivalents		(69,723)	(46,803)
Cash and cash equivalents, beginning of the period		384,092	342,594
Cash and cash equivalents, end of the period		314,369	295,791

Non-cash investing and financing activities	17
Capital expenditures included in liabilities at the end of the period		15,312	12,744
Capital expenditures included in liabilities at the end of the period – Right-of-use assets		114	107
Equity raising costs included in liabilities at the end of the period		88	661
Loan issuance costs included in liabilities at the end of the period		79	1,989
Liabilities related to leases at the end of the period		—	335

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London, New York, Singapore and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd. (“Ceres Shipping”), which controls Blenheim Holdings Ltd. As of June 30, 2019, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 40.21% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

As of June 30, 2019, GasLog held a 35.0% ownership interest (including the 2% interest through general partner units) in GasLog Partners LP (“GasLog Partners” or the “Partnership”) and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below are 100% held (either directly or indirectly) by GasLog. As of June 30, 2019, the Group’s structure is as follows:

	Place of	Date of		Cargo capacity
Name	incorporation	incorporation	Principal activities	(cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd. (“GasLog Carriers”)	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Cyprus Investments Ltd.	Cyprus	December 2016	Holding company
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Genoa	March 2018
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Gladstone	March 2019
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	GasLog Houston	January 2018
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	GasLog Hong Kong	March 2018
GAS-twenty six Ltd.	Bermuda	January 2015	Lease asset company	170,000	Methane Julia Louise	March 2015
GAS-twenty eight Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	Hull No. 2213	Q2 2020(1)
GAS-twenty nine Ltd.	Bermuda	September 2016	Dormant(2)	—	—	—
GAS-thirty Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	Hull No. 2262	Q3 2020(1)
GAS-thirty one Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	Hull No. 2274	Q2 2020(1)
GAS-thirty two Ltd.	Bermuda	December 2017	Vessel-owning company	174,000	Hull No. 2300	Q4 2020(1)
GAS-thirty three Ltd.	Bermuda	May 2018	Vessel-owning company	174,000	Hull No. 2301	Q4 2020(1)
GAS-thirty four Ltd.	Bermuda	May 2018	Vessel-owning company	180,000	Hull No. 2311	Q2 2021(1)
GAS-thirty five Ltd.	Bermuda	December 2018	Vessel-owning company	180,000	Hull No. 2312	Q3 2021(1)
GAS-thirty six Ltd.	Bermuda	December 2018	Dormant	—	—	—
GAS-thirty seven Ltd.	Bermuda	December 2018	Dormant	—	—	—
GasLog Hellas-1 Special Maritime Enterprise	Greece	June 2019	Vessel-owning company	180,000	GasLog Warsaw(2)	July 2019
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
35.0% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013

GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Glasgow	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Geneva	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Gibraltar	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015

25% interest associate:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007
20% interest associate:
Gastrade S.A. (“Gastrade”)	Greece	June 2010	Service company	—	—	—

(1)	For newbuildings, expected delivery quarters as of June 30, 2019 are presented.

(2)	In June 2019, the newbuilding the GasLog Warsaw, delivered on July 31, 2019, was transferred from GAS-twenty nine Ltd. to the subsidiary GasLog Hellas-1 Special Maritime Enterprise.

On October 1, 2015, GasLog Carriers, Dynagas Ltd. (“Dynagas”) and Golar LNG Ltd. (“Golar”) (“Pool Owners”) and The Cool Pool Limited signed an LNG carrier pooling agreement (the “LNG Carrier Pool” or “Pool Agreement” or “Cool Pool”) to market their vessels, which are currently operating in the LNG shipping spot market. For the operation of the Cool Pool, a Marshall Islands service company named “The Cool Pool Limited” or the “Pool Manager”, was incorporated in September 2015 acting as an agent. In June and July 2018, Dynagas removed its three vessels from the Cool Pool and ceased to be a shareholder.

On June 6, 2019, GasLog entered into a termination agreement with the Cool Pool, whereby GasLog would assume commercial control of its six vessels operating in the LNG carrier spot market through the Cool Pool and on June 28, 2019, GasLog transferred to Golar its 100 shares of the common capital stock of the Cool Pool Limited. As of June 30, 2019, four of the GasLog vessels have exited the Cool Pool while the remaining two vessels were withdrawn in July 2019.

As of June 30, 2019, the Cool Pool consisted of 12 modern, high quality and essentially equivalent vessels powered by fuel efficient tri-fuel diesel electric (“TFDE”) engine propulsion technology. The participation of the Pool Owners’ vessels in the Cool Pool was as follows: GasLog: two vessels (which were withdrawn in early July 2019); and Golar: ten vessels.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by IFRS for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2018 filed with the SEC on March 5, 2019.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2018 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2018, except for the changes resulting from the adoption of IFRS 16 Leases (as discussed below).

On August 1, 2019, GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

Management anticipates that the Group’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. The Group may also seek to raise additional common or other forms of equity. Management believes that these sources of funds will be sufficient for the Group to meet its liquidity needs and to comply with its financial covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognize: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 Leases supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019.

The Group is a lessee under a vessel sale and leaseback arrangement and also leases various properties, vessel and office equipment. Rental contracts are typically made for fixed periods but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Following the implementation of IFRS 16, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a)  fixed payments (including in-substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate (if any), (c)  amounts expected to be payable by the lessee under residual value guarantees (if any), (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e)  payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate. Right-of-use assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, (c) any initial direct costs, and (d) restoration costs. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise vessel and office equipment.

For leases where the Group is the lessee, the Group has elected to apply the simplified approach, by which comparative information is not restated and any adjustment is recognized at the date of initial application of IFRS 16 Leases. The adoption of the standard on January 1, 2019, resulted in an increase in total assets of $7,618, an increase in retained earnings of $215, an increase in non-controlling interests of $128 and an increase in total liabilities of $7,275.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, there were no IFRS standards and amendments issued but not yet adopted with an expected material effect on the Group’s unaudited condensed consolidated financial statements.

3. Non-controlling Interest in GasLog Partners

The following table illustrates the percentage allocation of the additional available cash from operating surplus after the payment of preference unit distributions, in respect to such rights, until the IDR elimination on June 30, 2019:

	Marginal Percentage Interest in Distributions

				Holders of
	Total Quarterly			(Incentive
	Distribution		General	Distribution Rights
	Target Amount	Unitholders	Partner	(“IDRs”)
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Thereafter	Above $0.46875	75.0%	2.0%	23.0%

On June 24, 2019, the Partnership Agreement was amended, effective June 30, 2019, to eliminate the IDRs in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. The Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the allocation of GasLog Partners’ profit to the non-controlling interests is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98.0% of the available cash is distributed to the common unitholders and 2.0% is distributed to the general partner. The updated earnings allocation applies to the total GasLog Partners’ profit for the three months ended June 30, 2019.

Allocation of GasLog Partners’ profit(*)	For the three months ended		For the six months ended

	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Partnership’s profit attributable to:
Common unitholders	17,095	11,329	41,152	23,858
General partner	349	232	888	487
IDRs	—	—	2,368	—
Paid and accrued preference equity distributions	5,457	7,582	10,495	15,164
Total	22,901	19,143	54,903	39,509
Partnership’s profit allocated to GasLog	5,069	3,657	13,834	7,177
Partnership’s profit allocated to non-controlling interests	17,832	15,486	41,069	32,332
Total	22,901	19,143	54,903	39,509

* Excludes profits of GAS-fourteen Ltd., GAS-twenty seven Ltd. and GAS-twelve Ltd. for the period prior to their transfers to the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively.

Dividends declared attributable to non-controlling interests included in the unaudited condensed consolidated statements of changes in equity represent cash distributions to holders of common and preference units.

In the six months ended June 30, 2019, the board of directors of the Partnership approved and declared cash distributions of $36,950 and $15,872 for the common units and preference units, respectively held by non-controlling interests.

4. Investment in Associates

The movements in investment in associates are reported in the following table:

June 30, 2019
As of January 1, 2019	20,713
Additions	158
Share of profit of associates	558
Dividend declared	(428)

As of June 30, 2019	21,001

5. Tangible Fixed Assets and Vessels Under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction
Cost
As of January 1, 2019	4,899,678	23,710	4,923,388	159,275
Additions	4,304	1,282	5,586	244,057
Return of capital expenditures	(5,629)	—	(5,629)	—
Transfer from vessels under construction	217,609	—	217,609	(217,609)
Fully amortized fixed assets	(2,500)	—	(2,500)	—
As of June 30, 2019	5,113,462	24,992	5,138,454	185,723

Accumulated depreciation
As of January 1, 2019	595,426	4,380	599,806	—
Depreciation expense	75,425	444	75,869	—
Fully amortized fixed assets	(2,500)	—	(2,500)	—
As of June 30, 2019	668,351	4,824	673,175	—

Net book value
As of December 31, 2018	4,304,252	19,330	4,323,582	159,275
As of June 30, 2019	4,445,111	20,168	4,465,279	185,723

Vessels with an aggregate carrying amount of $4,445,111 as of June 30, 2019 (December 31, 2018: $4,304,252) have been pledged as collateral under the terms of the Group’s loan agreements.

In April and May 2017, GasLog LNG Services Ltd. entered into agreements in relation to investments in certain of the Partnership’s and GasLog’s vessels, with the aim of enhancing their operational performance. On March 7, 2019, GasLog LNG Services Ltd. and one of the suppliers signed an interim agreement regarding the reimbursement of amounts already paid by the Group in respect of the aforementioned enhancements as such enhancements do not currently perform as contractually required. In accordance with the terms of the interim agreement, as of June 30, 2019,

$5,629 has been reimbursed to the Group. If the enhancements continue not to perform on or before July 31, 2019, the supplier is required to reimburse the further amount of $5,444 to the Group. As and when the enhancements work in accordance with the terms of the original goods and services contract, the supplier will require payment in full, including any amounts reimbursed.

In May 2014, GAS-twenty three Ltd. entered into a shipbuilding contract with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the construction of a 174,000 cubic meter LNG carrier. The vessel, the GasLog Gladstone, was delivered on March 15, 2019.

Vessels under construction

As of June 30, 2019, GasLog has the following newbuildings on order at Samsung:

LNG Carrier	Date of agreement	Estimated delivery	Cargo Capacity (cbm)
GasLog Warsaw	September 2016	July 31, 2019	180,000
Hull No. 2213	January 2018	Q2 2020	180,000
Hull No. 2274	March 2018	Q2 2020	180,000
Hull No. 2262	May 2018	Q3 2020	180,000
Hull No. 2300	August 2018	Q4 2020	174,000
Hull No. 2301	August 2018	Q4 2020	174,000
Hull No. 2311	December 2018	Q2 2021	180,000
Hull No. 2312	December 2018	Q3 2021	180,000

On March 21, 2017, GasLog entered into a Heads of Agreement (“HOA”) with Samsung for the engineering in relation to the potential Floating Storage Regasification Unit (“FSRU”) conversion of an existing vessel of the Group. As of June 30, 2019, $3,400 of the cost was paid, in accordance with the payment terms.

On July 10, 2017, GasLog entered into an agreement with Keppel Shipyard Limited (“Keppel”) for the detailed engineering in relation to an FSRU conversion of one vessel. As of June 30, 2019, $8,518 of the cost was paid, in accordance with the payment terms.

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of June 30, 2019, the Group has paid to the shipyard $179,561 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery (Note 14).

The vessels under construction costs as of December 31, 2018 and June 30, 2019 are as follows:

	December 31, 2018	June 30, 2019
Progress shipyard installments	152,075	179,561
Onsite supervision costs	5,766	4,435
Critical spare parts, equipment and other vessel delivery expenses	1,434	1,727
Total	159,275	185,723

6. Leases

On adoption of IFRS 16, the Group recognised lease liabilities in relation to leases of various properties, vessel communication equipment and certain printers which had previously been classified as operating leases under IAS 17 Leases. As of January 1, 2019, these liabilities were measured at the present value of the remaining lease payments, discounted using a weighted average incremental borrowing rate of 4.8%.

The movements in right-of use assets are reported in the following table:

Right-of-Use Assets	Vessels	Vessel Equipment	Properties	Other	Total
As of January 1, 2019*	206,753	2,630	4,969	19	214,371
Additions	232	171	912	—	1,315
Depreciation expense	(3,829)	(531)	(718)	(2)	(5,080)
As of June 30, 2019	203,156	2,270	5,163	17	210,606

*The balance as of December 31, 2018 represented the vessel held under finance lease and was included in the financial statement line “Vessel held under finance lease”, which was renamed to “Right-of-use assets” as of January 1, 2019.

An analysis of the lease liabilities is as follows:

Lease Liabilities
As of January 1, 2019	213,374
Additions	1,081
Lease charge (Note 16)	5,264
Payments	(10,082)
As of June 30, 2019	209,637
Lease liability, current portion	9,052
Lease liability, non-current portion	200,585
Total	209,637

An amount of $56 has been recognized in the unaudited condensed consolidated statement of profit or loss for the quarter ending June 30, 2019, which represents the lease expense incurred for low value leases not included in the measurement of the right-of-use assets and the lease liability.

7. Borrowings

An analysis of the borrowings is as follows:

	December 31, 2018	June 30, 2019
Amounts due within one year	531,209	207,747
Less: unamortized deferred loan/bond issuance costs	(10,659)	(11,143)
Borrowings, current portion	520,550	196,604
Amounts due after one year	2,344,389	2,899,907
Plus: unamortized premium	—	1,791
Less: unamortized deferred loan/bond issuance costs	(36,480)	(42,340)
Borrowings, non-current portion	2,307,909	2,859,358
Total	2,828,459	3,055,962

Bank Loans

The main terms of the Group’s loan facilities in existence as of December 31, 2018 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2018. Refer to Note 13 “Borrowings”.

During the six months ended June 30, 2019, the Group drew down $165,805 to partially finance the delivery of the GasLog Gladstone and repaid $91,229 in accordance with the repayment terms under its loan facilities.

2019 Partnership Facility

On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Credit Suisse AG, Nordea Bank Abp, filial i Norge (“Nordea”) and Iyo Bank Ltd., Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the “2019 Partnership Facility”) for the purpose of refinancing in full the existing facility agreement dated November 12, 2014, with Citibank N.A., London Branch, acting as security agent and trustee (the “Existing Partnership Facility”). Subsequently on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels covered by the 2019 Partnership Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth.

The agreement provides for an amortizing revolving credit facility which can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding (i) 75% of the aggregate of the market values of all vessels under the agreement, or (ii) the total facility amount. The total facility amount reduces in 20 equal quarterly amounts of $7,357, with a final balloon amount of up to $302,860 together with the last quarterly reduction in February 2024. The credit facility bears interest at London Interbank Offered Rate (“LIBOR”) plus a margin.

The obligations under the 2019 Partnership Facility are secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel-owning companies and a first priority assignment of earnings related to the vessels (excluding the GasLog Shanghai), including charter revenue, management revenue and any insurance and requisition compensation. The obligations under the facility are guaranteed by the Partnership and GasLog Partners Holdings LLC.

The 2019 Partnership Facility is subject to specified financial covenants that apply to GasLog Partners on a consolidated basis. These financial covenants include the following:

-                    the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months must be at least $45,000;

-                    total indebtedness divided by total assets must be less than 65.0%; and

-                    the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The 2019 Partnership Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration, if certain prepayment and security provisions are not met. In addition, the 2019 Partnership Facility contains covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a total value not less than 120.0% of the then-outstanding amount under the facility. If GasLog Partners fails to comply with these covenants and is not able to obtain covenant waivers or modifications, its lenders could require it to make prepayments or provide additional collateral sufficient to bring it into compliance with such covenants, and if it fails to do so its lenders could accelerate our indebtedness.

The 2019 Partnership Facility also imposes certain restrictions relating to the Partnership, including restrictions that limit its ability to make any substantial change in the nature of its business or to the partnership structure without approval from the lenders.

On March 6, 2019, the Partnership drew down $360,000 under the 2019 Partnership Facility, out of which $354,375 was used to prepay the outstanding debt of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., which would have been due in November 2019. On March 7, 2019, the Existing Partnership Facility was terminated and the respective unamortized loan fees of $988 were written-off to profit or loss. On April 1, 2019, the Partnership drew down an additional $75,000 under the 2019 Partnership Facility.

GasLog Warsaw Facility

On June 25, 2019, GasLog Hellas-1 Special Maritime Enterprise entered into a loan agreement with ABN AMRO BANK N.V. and Oversea-Chinese Banking Corporation Limited, for the financing of the GasLog Warsaw, which was delivered on July 31, 2019 (the “GasLog Warsaw Facility”). The agreement provides for a single tranche of $129,500 that was drawn on July 25, 2019 and is repayable in 28 equal quarterly installments of $1,619 each and a final balloon payment of $84,175 payable concurrently with the last quarterly installment in June 2026. The loan bears interest at LIBOR plus a margin.

The obligations under the GasLog Warsaw Facility are secured by a first priority mortgage over the vessel, a pledge of the share capital of the respective vessel-owning company and a first priority assignment of earnings related to the vessel. The obligations under the facility are guaranteed by GasLog and GasLog Carriers.

The GasLog Warsaw Facility is subject to specified financial covenants that apply to GasLog on a consolidated basis. These financial covenants include the following:

-                        net working capital (excluding the current portion of long-term debt) must be not less than $0;

-                        market value adjusted net worth must at all times be not less than $350,000;

-                        the aggregate amount of cash and cash equivalents and short-term investments must be at least $75,000;

-                        the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110% when cash and cash equivalent and short-term investments are at least $110,000.

-                        total indebtedness divided by total assets must be less than 75.0%; and

-                        GasLog is permitted to declare or pay any dividends, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends.

The GasLog Warsaw Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration, if certain prepayment and security provisions are not met. In addition, the GasLog Warsaw Facility contains covenants requiring GasLog and certain of GasLog’s subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel; and (ii) the market value of any additional security provided to the lenders, at a total value not less than 120.0% of the then-outstanding amount under the facility. If GasLog fails to comply with these covenants and is not able to obtain covenant waivers or modifications, its lenders could require it to make prepayments or provide additional collateral sufficient to bring it into compliance with such covenants, and if it fails to do so its lenders could accelerate our indebtedness.

The GasLog Warsaw Facility also imposes certain restrictions relating to the Group, including restrictions that limit its ability to make any substantial change in the nature of its business or to the Partnership structure without approval from the lenders.

The carrying amount of the Group’s bank debt recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan/bond issuance costs.

Bonds

The main terms of the Group’s bonds have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2018. Refer to Note 13 “Borrowings”.

On May 16, 2019, GasLog closed a follow-on issue of $75,000 of the 8.875% senior unsecured notes due 2022 (the “8.875% Senior Notes”) priced at 102.5% of par with a yield to maturity of 7.89%.

The carrying amount under the NOK bonds maturing in 2021 (the “NOK 2021 Bonds”), net of unamortized financing costs, as of June 30, 2019 is $87,265 (December 31, 2018: $85,231) while their fair value is $91,547 based on a USD/NOK exchange rate of 0.1174 as of June 30, 2019 (December 31, 2018: $91,664, based on a USD/NOK exchange rate of 0.1149).

The carrying amount under the 8.875% Senior Notes, net of unamortized financing costs and premium as of June 30, 2019 is $322,213 (December 31, 2018: $246,760).

The Group was in compliance with its financial covenants as of June 30, 2019.

8. Related Party Transactions

The Group has the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Current Assets

Dividends receivable and other amounts due from related parties

	December 31, 2018	June 30, 2019
Dividends receivable from associate	885	775
Due from The Cool Pool Limited	32,397	8,616
Other receivables	113	398
Total	33,395	9,789

On June 28, 2019, GasLog transferred to Golar its 100 shares of the common capital stock of the Cool Pool Limited (Note 1).

Current Liabilities

Amounts due to related parties

	December 31, 2018	June 30, 2019
Ship management creditors	268	478
Amounts due to related parties	169	79

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $79 as of June 30, 2019 (December 31, 2018: $169) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

9. Revenues

The Group has recognized the following amounts relating to revenues:

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Revenues from time charters	127,573	141,291	252,467	275,503
Revenues from The Cool Pool Limited (GasLog vessels)	5,047	12,776	18,452	44,918
Revenues from vessel management services	204	184	383	377
Total	132,824	154,251	271,302	320,798

Revenues from the Cool Pool relate only to the pool revenues received from GasLog’s vessels operating in the Cool Pool and do not include the Net pool allocation to GasLog of $2,658 and ($4,080) for the three and six months ended June 30, 2019, respectively ($6,958 and $15,611 for the three and six months ended June 30, 2018, respectively).

10. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Employee costs	4,677	5,123	11,628	10,422
Share-based compensation	1,329	1,120	2,515	2,321
Other expenses	4,346	4,929	8,222	8,806
Total	10,352	11,172	22,365	21,549

11. Vessel Operating and Supervision Costs

An analysis of vessels operating and supervision costs is as follows:

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Crew wages and vessel management employee costs	20,228	19,733	40,258	39,344
Technical maintenance expenses	6,919	8,597	15,601	17,125
Other vessel operating expenses	5,556	5,028	11,157	9,859
Total	32,703	33,358	67,016	66,328

12. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2018	June 30, 2019
Unearned revenue	38,680	2,325
Accrued off-hire	7,376	6,584
Accrued purchases	18,578	7,012
Accrued interest	38,107	40,058
Other accruals	24,709	23,073
Total	127,450	79,052

As of December 31, 2018, the unearned revenue of $38,680 represented monthly charter hires received in advance relating to January 2019. As of June 30, 2019, the balance was $2,325 since the majority of the hires were received on July 1, 2019.

13. Share Capital and Preference Shares

GasLog’s authorized share capital consists of 500,000,000 shares with a par value of $0.01 per share.

As of June 30, 2019, the share capital consisted of 80,861,350 issued and outstanding common shares, par value $0.01 per share, 131,776 treasury shares issued and held by GasLog and 4,600,000 preference shares issued and outstanding. The movements in the number of shares, the share capital, the preference shares, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
	Number of	Number of	Number of		Preference	Contributed	Treasury
	common shares	treasury shares	preference shares	Share capital	shares	surplus	shares
Outstanding as of January 1, 2019	80,861,246	131,880	4,600,000	810	46	850,576	(3,266)
Purchase of treasury shares	(212,111)	212,111	—	—	—	—	(3,752)
Treasury shares distributed for awards vested or exercised in the period	212,215	(212,215)	—	—	—	—	4,676
Equity raising fees	—	—	—	—	—	(580)	—
Dividends declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	—	(29,289)	—
Outstanding as of June 30, 2019	80,861,350	131,776	4,600,000	810	46	820,707	(2,342)

The treasury shares were acquired by GasLog in relation to the share-based compensation (Note 18).

Dividend distribution

On February 13, 2019, the board of directors declared a quarterly cash dividend of $0.15 per common share, which was paid on March 14, 2019 to shareholders of record as of March 4, 2019 for a total amount of $12,129.

On March 7, 2019, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2,516 in the aggregate, payable on April 1, 2019 to holders of record as of March 29, 2019. GasLog paid the declared dividend to the transfer agent on March 29, 2019.

On May 2, 2019, the board of directors declared a quarterly cash dividend of $0.15 per common share, which was paid on May 23, 2019 to shareholders of record as of May 14, 2019 for a total amount of $12,129.

On May 10, 2019, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2,515 in the aggregate, payable on July 1, 2019 to holders of record as of June 28, 2019. GasLog paid the declared dividend to the transfer agent on June 28, 2019.

14. Commitments and Contingencies

(a)  Commitments relating to the vessels under construction (Note 5) as of June 30, 2019 payable to Samsung were as follows:

June 30, 2019
Period
Not later than one year	546,905
Later than one year and not later than three years	769,000
Total	1,315,905

(b) Future gross minimum revenues receivable in relation to non-cancellable time charter agreements for vessels in operation, including a vessel under a lease (Note 6), as of June 30, 2019 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

June 30, 2019
Period
Not later than one year	413,873
Later than one year and not later than two years	308,127
Later than two years and not later than three years	246,247
Later than three years and not later than four years	234,026
Later than four years and not later than five years	197,400
More than five years	429,242
Total	1,828,915

Future gross minimum lease payments disclosed in the above table excludes the lease payments of the vessels that are under construction.

(c)    In April and May 2017, GasLog LNG Services Ltd. entered into agreements in relation to some of the Group’s vessels, with the aim of enhancing their operational performance. Commitments relating to these agreements, without including additional estimated costs for which no agreement had been signed as of June 30, 2019, are as follows:

June 30, 2019
Period
Not later than one year	2,267
Total	2,267

(d)     Related to the acquisition of six vessels from a subsidiary of MSL in 2014 and another two vessels in 2015, the Group is committed to purchase depot spares from MSL with an aggregate value of $8,000 of which depot spares with value of $660 have been purchased and paid as of June 30, 2019 and are included in Tangible fixed assets (Note 5). The remaining spares are expected to be acquired before March 31, 2020.

(e)      On October 11, 2016, GasLog LNG Services Ltd. entered into an arrangement whereby it has access to all long lead items (“LLIs”) necessary for the conversion of a GasLog LNG carrier vessel into an FSRU whereby such conversion work would be undertaken by Keppel. GasLog is only obligated to pay for such LLIs if utilized for a GasLog vessel conversion or, if the LLIs have not been utilized in a GasLog vessel conversion within three years from November 2016, the items may be put to GasLog at 85% of the original cost, or GasLog may call for the purchase of such LLIs at 115% of the original cost.

(f)       In September 2017 (and in addition to the seven existing maintenance agreements signed in 2015 in relation to GasLog vessels), GasLog LNG Services Ltd. entered into further maintenance agreements with Wartsila Greece S.A. in respect of eight additional GasLog LNG carriers. In July 2018, GasLog LNG Services Ltd. renewed the maintenance agreements signed in 2015 with Wartsila. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

(g)     In March 2019, GasLog LNG Services entered into an agreement with Samsung in respect of twenty of GasLog’s vessels. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

15. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2018	June 30, 2019
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	15,188	452
Total	15,188	452
Derivative financial instruments, current assets	6,222	452
Derivative financial instruments, non-current assets	8,966	—
Total	15,188	452

The fair value of the derivative liabilities is as follows:

	December 31, 2018	June 30, 2019
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,196	47,165
Forward foreign exchange contracts	1,467	693
Derivative liabilities designated and effective as hedging instruments carried at fair value
Cross currency swaps	1,429	1,987
Total	12,092	49,845
Derivative financial instruments, current liability	2,091	3,783
Derivative financial instruments, non-current liability	10,001	46,062
Total	12,092	49,845

Interest rate swap agreements

The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amounts at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading are as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2018	June 30, 2019
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2020	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2021	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2022	1.98%	66,667	66,667
GasLog	DNB Bank ASA (“DNB”)	July 2016	July 2016	Jan 2019	1.784%	73,333	N/A
GasLog	DNB	July 2016	July 2016	July 2022	1.719%	73,333	73,333
GasLog	HSBC Bank plc (“HSBC”	July 2016	July 2016	July 2022	1.79%	33,333	33,333
GasLog	Nordea Bank Finland	July 2016	July 2016	July 2022	1.815%	66,667	66,667
GasLog	Skandinavinska Enskilda Banken AB (“SEB”)	July 2016	July 2016	July 2021	1.8405%	50,000	50,000
GasLog	HSBC	Feb 2017	Feb 2017	Feb 2022	2.005%	100,000	100,000
GasLog	Nordea Bank Finland	Feb 2017	Feb 2017	Mar 2022	2.0145%	100,000	100,000
GasLog	ABN Amro Bank NV (“ABN”)	Feb 2017	Feb 2017	Mar 2022	2.003%	100,000	100,000
GasLog(1)	Nordea Bank Finland	May 2018	July 2020	July 2026	3.070%	N/A	N/A
GasLog	Nordea Bank Finland	May 2018	May 2018	July 2026	2.562%	66,667	66,667
GasLog(1)	SEB	May 2018	July 2020	July 2024	3.025%	N/A	N/A
GasLog	SEB	May 2018	April 2018	July 2025	2.300%	50,000	50,000
GasLog(1)	DNB	May 2018	July 2020	July 2024	3.056%	N/A	N/A
GasLog	DNB	May 2018	July 2018	July 2025	2.472%	73,333	73,333
GasLog	HSBC	May 2018	April 2018	July 2024	2.475%	33,333	33,333
GasLog	HSBC	May 2018	April 2018	July 2025	2.550%	33,333	33,333
GasLog(1)	Citibank Europe Plc. (“Citibank”)	May 2018	July 2020	July 2024	3.082%	N/A	N/A
GasLog(1)	Citibank	May 2018	July 2021	July 2025	3.095%	N/A	N/A
GasLog	SEB	Dec 2018	Oct 2018	July 2026	2.745%	50,000	50,000
GasLog	Nordea	Dec 2018	Oct 2018	July 2028	2.793%	66,667	66,667
GasLog	DNB	Dec 2018	Jan 2019	July 2025	2.685%	N/A	73,333
GasLog(2)	SEB	Dec 2018	July 2020	July 2024	2.958%	N/A	N/A
GasLog(2)	Nordea	Dec 2018	July 2020	July 2024	2.937%	N/A	N/A
GasLog(2)	DNB	Dec 2018	April 2020	April 2025	2.979%	N/A	N/A
					Total	1,170,000	1,170,000

(1) In May 2018, the Group entered into new interest rate swap agreements with various counterparties with an aggregate notional value of $250,000, with effective dates in July 2020 and July 2021, maturing between 2024 and 2026.

(2)  In December 2018, the Group entered into new interest rate swap agreements with various counterparties with an aggregate notional value of $210,000, with effective dates in April and July 2020, maturing between 2024 and 2025.

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the three and six months ended June 30, 2019 amounted to a net loss of $31,951 and a net loss of $52,705, respectively (for the three and six months ended June 30, 2018: a net gain of $3,838 and a net gain of $20,151, respectively), which was recognized against profit or loss in the period incurred and is included in Gain/(loss) on derivatives. During the three and six months ended June 30, 2019, the net loss of $31,951 and $52,705, respectively derived from changes in the LIBOR curve as well as modifications of the Group’s interest swap portfolio that includes interest rate swap agreements with maturities out to 2028.

Cross currency swap agreements

The Group enters into cross currency swaps (“CCSs”) which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity, in order to hedge the Group’s exposure to fluctuations deriving from its NOK 2021 Bonds.

The CCSs qualified as cash flow hedging instruments for accounting purposes.

The principal terms of the CCSs designated as cash flow hedging instruments are as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2018	June 30, 2019
GasLog	DNB	June 2016	June 2016	May 2021	8.59%	30,050	30,050
GasLog	SEB	June 2016	June 2016	May 2021	8.59%	30,050	30,050
GasLog	Nordea Bank Finland	June 2016	June 2016	May 2021	8.59%	30,050	30,050
					Total	90,150	90,150

For the three and six months ended June 30, 2019, the effective portion of changes in the fair value of CCSs amounting to a loss of $219 and a loss of $916, respectively, has been recognized in Other comprehensive income (for the three and six months ended June 30, 2018: a loss of $4,062 and a gain of $2,128, respectively). For the three and six months ended June 30, 2019, a loss of $147 and $309, respectively, was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expenses component of the hedge (for the three and six months ended June 30, 2018: a loss of $90 and $159, respectively). Additionally, for the three and six months ended June 30, 2019, a loss of $1,153 and a loss of $1,857, respectively, was recognized in Other comprehensive income in relation to the retranslation of the NOK Bonds in U.S. dollars as of June 30, 2019 (for the three and six months ended June 30, 2018: a gain of $3,676 and a loss of $1,077, respectively).

Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in British Pounds Sterling (“GBP”) and Euros (“EUR”). Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in GBP or EUR to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/GBP)	Total Exchange Amount (in thousands)
GasLog	SEB	Oct 2018	6	July-Dec 2019	1.3228	£2,700
					Total	£2,700

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/EUR)	Total Exchange Amount (in thousands)
GasLog	Nordea Bank Finland	August 2018	1	July 2019	1.1715	€2,500
GasLog	Nordea Bank Finland	August 2018	1	September 2019	1.1784	€5,000
GasLog	DNB	August 2018	1	July 2019	1.1711	€2,500
GasLog	DNB	August 2018	1	August 2019	1.1747	€5,000
GasLog	Citibank	March 2019	1	July 2019	1.1470	€1,000
GasLog	Citibank	March 2019	1	August 2019	1.1501	€1,000
GasLog	Citibank	March 2019	1	September 2019	1.1531	€1,000
GasLog	Oversea-Chinese Banking Corporation Limited (“OCBC Bank”)	March 2019	3	July-September 2019	1.14395	€3,000
					Total	€21,000

The derivative instruments listed above were not designated as cash flow hedging instruments as of June 30, 2019. The change in the fair value of these contracts for the three and six months ended June 30, 2019 amounted to a net gain of $1,170 and a net gain of $774, respectively (for the three and six months ended June 30, 2018: a net loss of $3,764 and $2,916, respectively), which was recognized against profit or loss in the period incurred and is included in Gain on derivatives.

16. Financial Costs and (Gain)/Loss on Derivatives

An analysis of financial costs and (gain)/loss on derivatives is as follows:

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Amortization and write-off of deferred loan/bond issuance costs/premium	3,232	3,224	6,144	7,385
Interest expense on loans	28,066	32,383	51,263	62,974
Interest expense on bonds and realized loss on CCS	7,442	8,256	14,915	15,739
Lease charge	2,634	2,635	5,262	5,264
Other financial costs	626	399	1,013	1,042
Total financial costs	42,000	46,897	78,597	92,404

Unrealized (gain)/loss on derivative financial instruments held for trading (Note 15)	(74)	30,781	(17,235)	51,931
Realized gain on interest rate swaps held for trading	(1,003)	(1,226)	(390)	(2,961)
Realized (gain)/loss on forward foreign exchange contracts held for trading	(357)	1,246	(1,843)	2,122
Ineffective portion of cash flow hedges	267	(2)	530	(49)
Total (gain)/loss on derivatives	(1,167)	30,799	(18,938)	51,043

17. Cash Flow Reconciliations

The reconciliation of the Group’s non-cash investing and financing activities for the periods ended June 30, 2018 and June 30, 2019 are presented in the tables below:

A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2018	2,547,556	—	—	—	—	2,547,556
Proceeds from bank loans and bonds	—	498,225	—	—	—	498,225
Bank loan repayments	—	(108,958)	—	—	—	(108,958)
Additions in deferred loan fees	—	(7,295)	—	1,447	(13,385)	(19,233)
Amortization of deferred loan issuance costs and premium	—	—	—	6,144	—	6,144
Retranslation of the 2021 NOK Bonds in USD	—	—	1,077	—	—	1,077
Borrowings outstanding as of June 30, 2018	2,547,556	381,972	1,077	7,591	(13,385)	2,924,811

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2019	2,828,459	—	—	—	—	2,828,459
Proceeds from bank loans and bonds	—	677,680	—	—	—	677,680
Bank loan repayments	—	(445,604)	—	—	—	(445,604)
Additions in deferred loan fees	—	(9,175)	—	(1,584)	(3,056)	(13,815)
Amortization and write-off of deferred loan issuance costs and premium	—	—	—	7,385	—	7,385
Retranslation of the 2021 NOK Bonds in USD	—	—	1,857	—	—	1,857
Borrowings outstanding as of June 30, 2019	2,828,459	222,901	1,857	5,801	(3,056)	3,055,962

A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Other comprehensive income	Non-cash items	Total
Net derivative assets as of January 1, 2018	16,396	—	—	16,396
Unrealized gain on derivative financial instruments held for trading (Note 16)	—	—	17,235	17,235
Ineffective portion of cash flow hedges (Note 16)	—	—	(530)	(530)
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	2,287	—	2,287
Net derivative assets as of June 30, 2018	16,396	2,287	16,705	35,388

	Opening balance	Other comprehensive loss	Non-cash items	Total
Net derivative assets as of January 1, 2019	3,096	—	—	3,096
Unrealized loss on derivative financial instruments held for trading (Note 16)	—	—	(51,931)	(51,931)
Ineffective portion of cash flow hedges (Note 16)	—	—	49	49
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	(607)	—	(607)
Net derivative assets/(liabilities) as of June 30, 2019	3,096	(607)	(51,882)	(49,393)

A reconciliation of tangible fixed assets and vessels under construction arising from investing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Tangible fixed assets and vessels under construction as of January 1, 2018	3,939,221	—	—	3,939,221
Additions (Note 5)	—	588,899	12,295	601,194
Transfer under “Other non-current assets”	—	—	(1,650)	(1,650)
Depreciation expense (Note 5)	—	—	(70,514)	(70,514)
Tangible fixed assets and vessels under construction as of June 30, 2018	3,939,221	588,899	(59,869)	4,468,251

	Opening balance	Cash flows	Non-cash items	Total
Tangible fixed assets and vessels under construction as of January 1, 2019	4,482,857	—	—	4,482,857
Additions (Note 5)	—	256,888	(7,245)	249,643
Returns for capital expenditures (Note 5)	—	(5,629)	—	(5,629)
Depreciation expense (Note 5)	—	—	(75,869)	(75,869)
Tangible fixed assets and vessels under construction as of June 30, 2019	4,482,857	251,259	(83,114)	4,651,002

A reconciliation of lease liabilities arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2018	213,428	—	—	213,428
Lease charge (Note 16)	—	—	5,262	5,262
Payments for interest	—	(5,262)	—	(5,262)
Payments for lease liability	—	(3,588)	—	(3,588)
Lease liabilities as of June 30, 2018	213,428	(8,850)	5,262	209,840

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2019	213,374	—	—	213,374
Lease charge (Note 16)	—	—	5,264	5,264
Additions	—	—	1,081	1,081
Payments for interest	—	(5,266)	—	(5,266)
Payments for lease liability	—	(4,770)	(46)	(4,816)
Lease liabilities as of June 30, 2019	213,374	(10,036)	6,299	209,637

A reconciliation of equity offerings arising from financing activities is as follows:

	Cash flows	Non-cash items	Total
Proceeds from GasLog Partners’ preference unit offerings (net of underwriting discounts and commissions)	111,544	—	111,544
Proceeds from public offerings and private placement (net of underwriting discounts and commissions)	24	—	24
Equity related costs	(660)	276	(384)
Net proceeds from equity offerings in the period ended June 30, 2018	110,908	276	111,184

	Cash flows	Non-cash items	Total
Equity related costs	(894)	406	(488)
Net proceeds from equity offerings in the period ended June 30, 2019	(894)	406	(488)

18. Share-Based Compensation

The terms of the 2013 Omnibus Incentive Compensation Plan (the “Plan”) and the assumptions for the valuation of Restricted Stock Units (“RSUs”) and Stock Appreciation Rights or Stock Options (collectively, the “SARs”) and the terms of the GasLog Partners’ 2015 Long-Term Incentive Plan (the “GasLog Partners’ Plan”) and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”)  have been disclosed in Note 22 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2018.

On April 1, 2019, GasLog granted to executives, managers and certain employees of the Group 98,613 RSUs and 299,322 SARs in accordance with the Plan. The RSUs will vest on April 1, 2022 while the SARs will vest incrementally with one-third of the SARs vesting on each of April 1, 2020, 2021 and 2022. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award.

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date
RSUs	98,613	April 1, 2019	n/a	n/a	$17.79
SARs	299,322	April 1, 2019	April 1, 2029	$17.79	$5.8612

In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares at the sole discretion of the compensation committee of the board of directors. These awards have been treated as equity settled because the Group has no present obligation to settle in cash. The amount to be settled for each SAR exercised is computed, in each case, as the excess, if any, of the fair market value (the closing price of shares) on the exercise date over the exercise price of the SAR.

The fair value of the SARs has been calculated based on the Modified Black-Scholes-Merton method. Expected volatility was based on historical share price volatility for the period since GasLog’s initial public offering. The expected dividend is based on management’s expectations of future payments on the grant date. The significant assumptions used to estimate the fair value of the SARs are set out below:

Inputs into the model
Grant date share closing price	$17.79
Exercise price	$17.79
Expected volatility	45.03%
Expected term	6 years
Risk-free interest rate for the period similar to the expected term	2.35%

Fair value

The fair value of the RSUs was determined by using the grant date closing price of $17.79 per common unit and was not further adjusted since the holders are entitled to dividends.

Movement in RSUs and SARs during the period

The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average share price at the date of exercise	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of January 1, 2019	488,173	—	—	1.13	6,408
Granted during the period	98,613	—	—	—	1,754
Vested during the period	(207,819)	—	—	—	(1,943)
Outstanding as of June 30, 2019	378,967	—	—	1.65	6,219
SARs
Outstanding as of January 1, 2019	2,372,163	14.51	—	7.17	9,839
Granted during the period	299,322	—	—	—	1,754
Exercised during the period	(5,454)	—	14.78	—	(13)
Outstanding as of June 30, 2019	2,666,031	14.89	—	7.02	11,580

As of June 30, 2019, 1,945,881 SARs have vested but have not been exercised.

On April 1, 2019, GasLog Partners granted to its executives 13,408 RCUs and 13,408 PCUs in accordance with the GasLog Partners’ Plan. The RCUs and PCUs will vest on April 1, 2022. The holders are entitled to cash distributions that will be accrued and settled on vesting.

				Fair value at
Awards	Number	Grant date	Expiry date	grant date
RCUs	13,408	April 1, 2019	n/a	$22.99
PCUs	13,408	April 1, 2019	n/a	$22.99

In accordance with the terms of the GasLog Partners’ Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the GasLog Partners’ Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the GasLog Partners’ Plan was determined by using the grant date closing price of $22.99 per common unit and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2019	75,084	1.25	1,595
Granted during the period	13,408	—	308
Vested during the period	(24,925)	—	(410)
Outstanding as of June 30, 2019	63,567	1.57	1,493
PCUs
Outstanding as of January 1, 2019	75,084	1.25	1,595
Granted during the period	13,408	—	308
Vested during the period	(24,925)	—	(410)
Outstanding as of June 30, 2019	63,567	1.57	1,493

On April 2, 2019, 24,925 RCUs and 24,925 PCUs vested under the GasLog Partners’ Plan.

The total expense recognized in respect of share-based compensation for the three and six months ended June 30, 2019 was 1,266 and $2,587 (for the three and six months ended June 30, 2018: $1,329 and $2,515). The total accrued cash distribution as of June 30, 2019 is $804 (December 31, 2018: $1,265).

19. Earnings/(losses) per Share (“EPS”)

Basic earnings/(losses) per share was calculated by dividing the net profit for the period attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the period.

Diluted earnings/(losses) per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

The following reflects the earnings/(losses) and share data used in the basic and diluted earnings per share computations:

	For the three months ended
	June 30, 2018	June 30, 2019
Basic loss per share
Loss for the period attributable to owners of the Group	(3,620)	(25,998)
Plus:
Dividend on preference shares	(2,516)	(2,516)
Loss for the period available to owners of the Group	(6,136)	(28,514)
Weighted average number of shares outstanding, basic	80,801,654	80,847,127
Basic loss per share	(0.08)	(0.35)
Diluted loss per share
Loss for the period available to owners of the Group used in the calculation of diluted (loss)/earnings per share	(6,136)	(28,514)
Weighted average number of shares outstanding, basic	80,801,654	80,847,127
Dilutive potential ordinary shares	—	—
Weighted average number of shares used in the calculation of diluted (loss)/earnings per share	80,801,654	80,847,127
Diluted loss per share	(0.08)	(0.35)

	For the six months ended
	June 30, 2018	June 30, 2019
Basic earnings/(loss) per share
Profit for the period attributable to owners of the Group	15,684	(36,945)
Less:
Dividend on preference shares	(5,032)	(5,031)
Profit/(loss) for the period available to owners of the Group	10,652	(41,976)
Weighted average number of shares outstanding, basic	80,758,631	80,836,442
Basic earnings/(loss) per share	0.13	(0.52)
Diluted earnings/(loss) per share
Profit/(loss) for the period available to owners of the Group used in the calculation of diluted earnings/(loss) per share	10,652	(41,976)
Weighted average number of shares outstanding, basic	80,758,631	80,836,442
Dilutive potential ordinary shares	732,041	—
Weighted average number of shares used in the calculation of diluted earnings/(loss) per share	81,490,672	80,836,442
Diluted earnings/(loss) per share	0.13	(0.52)

The Group excluded the dilutive effect of 2,666,031 SARs and 378,967 RSUs (June 30, 2018: 971,911 SARs and 0 RSUs) in calculating diluted EPS for the three and six months ended June 30, 2019, as they were anti-dilutive.

20. Subsequent Events

On July 25, 2019, GasLog drew down $129,500 under the loan agreement with ABN AMRO BANK N.V. and Oversea-Chinese Banking Corporation Limited entered into on June 25, 2019 for the financing of the GasLog Warsaw.

On July 31, 2019, GasLog took delivery of the GasLog Warsaw, a 180,000 cbm Mark III Flex Plus carrier with low pressure dual fuel two-stroke engine propulsion constructed by Samsung. Upon delivery, the vessel immediately commenced a time charter with a wholly-owned subsidiary of Cheniere Energy Inc. for the period prior to the commencement of its long-term charter with a subsidiary of Endesa S.A. in May 2021.

On July 31, 2019, the board of directors declared a quarterly cash dividend of $0.15 per common share payable on August 22, 2019 to shareholders of record as of August 12, 2019.